04002947

3/12/04

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-36950 ✓

AP 3/12/2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Morgan Securities Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

RECD S.E.C.
MAR 1 2004
528

New York (City) New York (State) 10017-2070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (201) 595-5734
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 Avenue of the Americas New York New York 10036
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22

SEC 1410 (3-91)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of
J.P. Morgan Securities Inc.

In planning and performing our audit of the financial statements and supplementary schedules of J.P. Morgan Securities Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2004

J.P. Morgan Securities Inc.

(A wholly owned subsidiary of J.P. Morgan Chase & Co.)

Statement of Financial Condition

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
J.P. Morgan Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2004

J.P. Morgan Securities Inc.
(A wholly owned subsidiary of J.P. Morgan Chase & Co.)
Statement of Financial Condition (Dollars in thousands)
December 31, 2003

Assets	
Cash	$ 826,784
Receivable from brokers, dealers and clearing organizations	3,043,628
Receivable from customers	1,368,895
Securities purchased under agreements to resell	44,912,122
Securities borrowed	25,539,075
Financial instruments owned	23,762,228
Financial instruments owned, pledged to counterparties	24,252,721
Accrued interest receivable	347,709
Fixed assets, net of accumulated depreciation of $105,053	83,693
Goodwill	686,201
Other assets	290,421
Total assets	$ 125,113,477
Liabilities and stockholder's equity	
Bank loans	$ 150,000
Notes payable	3,375,000
Securities sold under agreements to repurchase	76,908,871
Securities loaned	2,598,762
Payable to brokers, dealers and clearing organizations	1,888,244
Payable to customers	12,545,801
Financial instruments sold, not yet purchased	20,078,860
Accrued interest payable	205,808
Current income taxes payable to Parent	99,692
Other liabilities and accrued expenses	1,515,470
	119,366,508
Liabilities subordinated to claims of general creditors	2,450,000
Total liabilities	121,816,508
Commitments and contingencies (Note 13)	
Stockholder's equity	3,296,969
Total liabilities and stockholder's equity	$ 125,113,477

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

J.P. Morgan Securities Inc. (the "Company" or "JPMSI") is a wholly owned subsidiary of J.P. Morgan Securities Holdings Inc. ("JPMSH") which, in turn, is a wholly owned subsidiary of J.P. Morgan Chase & Co. ("JPMC"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange ("NYSE") and other exchanges.

Description of business

The Company, in its fixed income business, acts as a primary dealer in U.S. government securities, makes markets in money market instruments and U.S. government agency securities, and underwrites and trades corporate debt and asset-backed securities. The Company advises clients on their business strategies through its investment banking capabilities by exploring the risks and rewards of such strategic alternatives as mergers and acquisitions, divestitures, privatizations and recapitalizations. JPMSI also advises clients on their capital structures and financing strategies by examining capital raising and financing alternatives. The capital needs of public sector clients are met by underwriting, structuring, placing and trading municipal bonds and notes. Through its equities business, the Company provides clients with the capabilities to raise necessary capital through underwriting common and preferred equity and convertible bonds, as well as providing clients with liquidity in the secondary markets through the global sales and trading network of JPMSI and its affiliates. The Company applies its expertise in the markets to structure derivative transactions to address the specific needs of clients.

2. Significant Accounting Policies

(a) Accounting Developments

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51. The entities that would commonly be assessed for consolidation under FIN 46 are typically referred to as Special Purpose Entities ("SPEs"), although other non-SPE type entities may also be subject to the guidance. FIN 46 requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. In the normal course of business, the Company, from time to time, establishes SPEs, sells assets to SPEs, underwrites, distributes, and makes markets in securities issued by SPEs, and owns notes or certificates issued by SPEs.

Effective February 1, 2003, the provisions of FIN 46 became effective for VIEs created or modified after January 31, 2003. Effective July 1, 2003, the provisions of FIN 46 became effective for all VIEs originated prior to February 1, 2003. The implementation of FIN 46 has not had a material impact on the Company's Statement of Financial Condition.

In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R") to address various technical corrections and implementation issues that have arisen since its issuance. The provisions of FIN 46R are effective for financial periods ending after March 15, 2004, thus the Company will implement the new provisions effective March 31, 2004. As FIN 46R was recently issued and contains provisions that the accounting profession continues to analyze,

the Company's assessment of the impact of FIN 46R on all VIEs with which it is involved is ongoing. However, at this time and based on management's current interpretation, the Company does not believe that the implementation of FIN 46R will have a material impact on the Company's Statement of Financial Condition.

In April 2003, the FASB issued SFAS 149 ("SFAS 149"), "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. Specifically, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement was effective for contracts entered into or modified after June 30, 2003 and has not had a material impact on the Company's financial statement.

(b) Securities Transactions

Principal securities transactions in regular way trades are recorded on the Statement of Financial Condition on the trade date, as if they had settled. Principal securities transactions in nonregular way trades are recorded on the Statement of Financial Condition on settlement date, however profit and loss is recorded on trade date. Customers' securities transactions are recorded on settlement date. Commission revenue and related expenses resulting from securities transactions executed as agent are recorded on a trade date basis.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, which include derivatives, are carried at fair value. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions, and meet financing objectives.

(d) Repurchase and Resale Agreements

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") are treated as collateralized financing transactions and are carried on the Statement of Financial Condition at the amounts at which the securities will subsequently be reacquired or resold including accrued interest. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with FASB Interpretation No. 41 ("FIN 41"), "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying positions on a daily basis, the majority of which are U.S. government and agency securities, as compared to the related receivable or payable balances including accrued interest. The Company requires counterparties to deposit additional collateral or return collateral pledged as necessary, to ensure that the market value of the underlying collateral remains sufficient.

(e) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned for cash collateral are included on the Statement of Financial Condition at the amount of cash advanced and received in connection with the transactions. The Company monitors the market value of the securities borrowed and loaned against the collateral on a daily basis and obtains additional cash or securities, as necessary, to ensure such transactions are adequately collateralized.

(f) Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State and New York City tax returns filed by JPMC. Pursuant to a tax sharing arrangement, JPMC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. State and local taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMC entity.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates. The significant components of deferred tax assets and liabilities relate primarily to compensation, benefits, and litigation expenses.

The tax sharing arrangement between JPMC and the Company allows for periodic settlements with JPMC for outstanding deferred tax assets or liabilities. As a matter of practice, the Company transfers deferred tax balances to JPMC in exchange for an annual cash settlement. As a result, any future changes in the value of the deferred tax asset or liability will be assumed by JPMC.

(g) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. JPMSI generally computes depreciation using the straight-line method over the useful life of an asset. JPMSI capitalizes certain costs associated with the acquisition or development of internal use software. Once the software is ready for its intended use, JPMSI amortizes these costs on a straight-line basis over the software's expected useful life.

(h) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Securities Segregated Under SEC Rule 15c3-3

As of December 31, 2003, U.S. treasury securities with a market value of $3,141 million, primarily collateralizing resale agreements, have been segregated in a special reserve bank account for the benefit of customers in accordance with SEC Rule 15c3-3.

JPMSI did not have any PAIB customers as of December 31, 2003. Hence, they are not required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3. The Company did not have a PAIB reserve requirement at December 31, 2003.

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2003, which are valued at fair value, were as follows (dollars in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Corporate debt obligations	$ 17,668,908	$ 4,810,482
Mortgage backed securities	12,872,269	213,133
U.S. government and agency	9,719,428	12,330,248
Certificates of deposit, bankers' acceptances and commercial paper	3,860,888	-
Common stock	2,044,841	1,772,605
State and municipal obligations	1,178,121	707
Derivative contracts	670,494	951,685
Less - Financial instruments owned, pledged to counterparties	(24,252,721)	-
	$ 23,762,228	$ 20,078,860

As of December 31, 2003, financial instruments owned and financial instruments sold, not yet purchased include corporate debt obligations issued by JPMC of $167 million and $34 million, respectively.

Included in financial instruments owned above are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets (dollars in thousands):

	Amounts Pledged to Counterparties
Corporate debt obligations	$ 5,437,547
Mortgage backed securities	7,842,383
US government and agency	9,435,130
Commercial paper	1,537,661
	$ 24,252,721

5. Bank Loans

Bank loans at December 31, 2003 consisted of collateralized loans of $150 million. Collateral with a market value of $188 million was pledged to secure the loans. These bank loans are short-term obligations which bear interest based on the fed funds rate. There were no collateralized loans outstanding with JPMorgan Chase Bank (the "Bank" or "JPMCB") at December 31, 2003.

6. Notes Payable

At December 31, 2003, the Company had uncollateralized short-term notes payable to unaffiliated parties of $1,525 million. Notes payable also include uncollateralized short-term borrowings from JPMC of $1,850 million. Such borrowings generally bear interest based on the fed funds rate or the London Interbank Offered Rate ("LIBOR").

7. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMC providing for maximum borrowings of $4,500 million. At December 31, 2003, $2,450 million was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2003 mature as follows: $1,250 million in 2005 and $1,200 million in 2006. These borrowings have been approved by the NYSE and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings bear interest at a rate based upon LIBOR.

8. Related Parties

The Company has significant transactions with JPMC and its subsidiaries. Various JPMC subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

The Company engages JPMC affiliates to provide technology and communications expertise and shared corporate services. Additionally, the Company leases some of its office space from JPMC.

The Company has significant cash balances on deposit with JPMCB and its subsidiaries. At December 31, 2003, such deposits amounted to $811.4 million.

At December 31, 2003, significant balances with affiliates not disclosed elsewhere in the financial statements include amounts related to resale agreements and securities borrowed of $24,857 million and repurchase agreements and securities loaned of $21,369 million. Payable to customers and payable to brokers, dealers and clearing organizations include affiliate balances of $9,502 million and $266 million, respectively. Receivable from customers and receivable from brokers, dealers and clearing organizations include affiliate balances of $2.8 million and $.9 million, respectively.

JPMSI received $400 million of capital contributions from JPMC in 2003.

9. Employee Compensation and Benefits

The Company's employees receive annual incentive compensation based on their performance and JPMC's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMC.

Employee Stock-Based Awards

Certain key employees of the Company participate in JPMC's long-term stock-based incentive plans (LTI Plans) that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Also, in January 2003, JPMC granted stock options to all eligible full-time (150 options each) and part-time (75 options each) Company employees under the Value Sharing Plan. Through December 31, 2002, JPMC applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock-based compensation plans and charged the Company on a current basis for its share of the related compensation cost. Effective January 1, 2003, JPMC adopted SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. See the 2003 Annual Report of J.P. Morgan Chase & Co. for further disclosure.

Pension and Postretirement Benefits

JPMSI's employees participate in the JPMC U.S. qualified defined benefit pension plan, which is noncontributory, and they may also participate in the defined contribution plans sponsored by JPMC. In addition, through JPMC, JPMSI provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on JPMSI's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company and, therefore, pension expense as well as postretirement medical and life insurance benefit expense for the Company is determined by an intercompany charge from JPMC. Assets of JPMC's funded domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2003. JPMC's domestic defined benefit pension plan is accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." JPMC's postretirement medical and life insurance plans are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Disclosures of pension plans and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis have been included in the 2003 Annual Report of J.P. Morgan Chase & Co.

10. Derivatives

The Company enters into various transactions involving derivatives including financial futures contracts, exchange-traded options, mortgage-backed to-be-announced securities ("TBA securities"), securities purchased and sold on a when-issued basis ("when-issued securities"), securities purchased and sold on a delayed settlement basis ("delayed delivery transactions") and swaps. These derivative instruments are held for trading purposes, which include meeting the needs of clients and hedging proprietary trading activities, and are subject to varying degrees of market and credit risk.

Financial futures contracts represent standardized exchange-traded agreements to receive or deliver a specified financial instrument at a specified future date and price. Forward contracts represent an agreement to receive or deliver a specified financial instrument at a specified future date and price. TBA contracts represent commitments to purchase or sell mortgage-backed securities for delivery at an agreed-upon specific future date, however, the specific securities have not yet been identified. When-issued securities represent commitments to purchase or sell securities authorized for issuance but not yet issued. Delayed delivery transactions involve deferral of the settlement date to some point in the future as agreed upon by both buyer and seller. An option contract provides the option purchaser with the right but not the obligation to buy or sell the underlying security. The option writer is obligated to sell or buy the underlying security if the option purchaser chooses to exercise. Interest rate swaps involve the exchange of payments based upon fixed or floating rates applied to a notional amount. Total rate of return swaps involve one counterparty agreeing to pay the total return on an underlying reference asset to its counterparty in exchange for a floating rate.

The timing of cash receipts and payments on these financial instruments is determined by contractual agreement. The fair values associated with these instruments can vary depending upon movements in the price of an underlying asset or index.

The amounts at risk are generally limited to the unrealized gains on the instruments and will vary based upon changes in fair value.

The fair value of financial derivative assets and liabilities at December 31, 2003 and the average fair value balances during 2003, based on month-end balances, are as follows (dollars in millions):

	Fair Value	Average Fair Value
Assets		
Futures and forward contracts	$ 2	$ 15
TBA securities, when-issued and delayed delivery	523	1,102
Purchased options	145	238
Swaps	-	5
	$ 670	$ 1,360
Liabilities		
Futures and forward contracts	$ 3	$ 35
TBA securities, when-issued and delayed delivery	548	1,095
Written options	302	268
Swaps	99	144
	$ 952	$ 1,542

The Company clears all of its futures transactions through an affiliated company, J.P. Morgan Futures Inc. The net variation margin on futures contracts is reflected on the Statement of Financial Condition as an asset or liability, as appropriate. The fair value of forward contracts, options and swaps represents the sum of any cash premium paid or received and the unrealized gain or loss on these contracts and is reflected on the Statement of Financial Condition in financial instruments owned or financial instruments sold, not yet purchased.

11. Risk Management

In the ordinary conduct of business, the Company, through JPMC, manages a variety of risks. Market risk, credit risk, liquidity risk and operational risk are chief among them. The Company identifies, measures and monitors risk through various control mechanisms, including the establishment of position limits and diversifying exposures and activities across a variety of instruments, markets and clients. New businesses and material changes to existing businesses are subjected to reviews to assure management that significant risks are identified and appropriate control procedures are in place.

Market risk is the risk of loss relating to the change in value of a financial instrument or a portfolio due to changes in the value of market variables, such as interest rates, foreign exchange rates, credit spreads and equity and commodity prices. Procedures are in place to identify, measure, monitor and control market risk. The Company, through JPMC, mitigates market risk through a series of limits, which are used to align corporate risk appetite with risk taking activities. Value-at-Risk ("VAR") limits and stress-loss advisory limits are approved by the Risk Management Committee and reviewed by the Board of Directors of JPMC. VAR limits apply at the aggregate corporate and business unit levels. VAR is a measure of the dollar amount of potential loss from adverse market moves in an everyday market environment, at the 99% confidence level. The VAR methodology is a statistical measure based on historical simulation. Stress testing discloses market risk under plausible events in abnormal markets. Diagnostic information is used to continually

evaluate the reasonableness of the VAR model, including daily "back testing" of VAR against actual financial results. Stress test methodology is designed to capture the decreased liquidity that frequently accompanies abnormal markets and results in a conservative stress loss estimate. These methodologies are discussed in greater detail in the 2003 Annual Report of J.P. Morgan Chase & Co.

The Company is engaged in various trading and brokerage activities with counterparties that include corporations, domestic financial institutions, the U.S. government and its agencies, pension funds, mutual funds and hedge funds. Credit risk arises from the possibility that counterparties may default on their obligations to the Company. These obligations arise from the extension of credit in trading activities, and from participation in payment and securities settlement transactions on the Company's behalf and as agent for clients. The Company, through JPMC, manages credit risk on an individual transaction, counterparty level and portfolio basis. Credit limits for individual clients and counterparties are established by credit officers. The Company attempts to limit its credit risk associated with all transactions by dealing with creditworthy counterparties and obtaining collateral where appropriate.

Liquidity risk arises in the general funding of the Company's activities and in the management of positions. It includes both the risk of being unable to fund the portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. Procedures are in place to identify, measure and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. The Company, through JPMC, attempts to mitigate operational risk by maintaining a comprehensive system of internal controls. This includes the establishment of systems and procedures to monitor transactions, positions and documentation. These procedures include the segregation of duties in trading, clearing and settlement functions and the preparation of reconciliations to ensure that transactions and accounts are properly supported.

Legal risk arises from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting or netting of mutual obligations. The Company, through JPMC, seeks to remove or minimize such uncertainties through continuous consultation with internal and external legal advisers to analyze and understand the nature of legal risk and to improve documentation.

12. Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are carried at fair value. Management estimates that the aggregate net fair value of other assets and liabilities recognized on the Statement of Financial Condition (including securities borrowed and loaned, repurchase agreements, receivables and payables, and short-term and long-term borrowings) approximates their carrying value, as such assets and liabilities are short-term in nature, bear interest at current market rates or are subject to repricing. At December 31, 2003, resale agreements with a carrying value of $44.9 billion were outstanding with a fair value of $45.1 billion, with the difference resulting from certain resale agreements with longer dated maturities.

13. Commitments and Contingencies

At December 31, 2003, the Company had commitments to enter into future resale and repurchase agreements totaling $12,651 million and $5,684 million, respectively. Financial instruments sold, not yet purchased represent obligations of the Company to purchase such instruments at a future date. The Company may incur a loss if the market value of the instruments subsequently increases.

In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. No such letters of credit were outstanding at December 31, 2003. Securities with a market value of $1,839 million were used at December 31, 2003, to satisfy margin deposits at clearing and depository organizations.

At December 31, 2003, the fair value of collateral received by the Company that can be sold or repledged totaled $93,856 million. Such collateral is generally obtained under resale and securities borrowed agreements. Of this collateral, $93,434 million has been repledged or sold, generally as collateral under repurchase agreements or to cover short sales.

Aggregate annual rentals for office space under noncancelable operating leases are as follows (dollars in thousands):

2004	$ 46,840
2005	47,140
2006	40,027
2007	38,254
2008	38,947
Thereafter	313,072
	$ 524,280

Certain of these leases have escalation clauses.

At December 31, 2003, the Company has an outstanding legal reserve of $285 million which has primarily been allocated to the various material litigations, proceedings and investigations involving the Company's debt and equity underwriting activities. In addition to the various cases, proceedings and investigations for which the reserve has been established, the Company is subject to other threatened or pending legal actions in connection with its businesses. After considering all relevant facts, available insurance coverage, established reserves and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the financial condition of the Company. For further discussion, please refer to the JPMC 10-K filing with the Securities and Exchange Commission.

14. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions or a minimum dollar requirement, which is based on the type of business conducted by the Company.

At December 31, 2003, the Company had net capital, as defined under such rules, of $1,727 million and a net capital requirement and excess net capital of $149 million and $1,578 million, respectively.

15. Subsequent Event

On January 14, 2004, J.P. Morgan Chase & Co. and Bank One Corporation announced an agreement to merge. The merger agreement, which has been approved by the boards of directors of both companies, provides for a stock-for-stock merger in which 1.32 shares of J.P. Morgan Chase & Co. common stock will be exchanged, on a tax-free basis, for each share of Bank One Corporation common stock. The merger is subject to approval by the shareholders of both institutions as well as U.S. federal and state and non-U.S. regulatory authorities. Completion of the transaction is expected to occur in mid-2004.